Exhibit 99.1

Autohome Inc. Announces Board Changes

BEIJING, October 20, 2021 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that Mr. Jun Lu has been appointed as a director on the board of directors of the Company (the “Board”), and Mr. Dong Liu has resigned from the Board due to his other personal commitments, effective as of October 19, 2021.

Mr. Lu Jun (Jeff) has served as the general manager of the Investment Management Center of Ping An Insurance (Group) Co., Ltd. (“Ping An Group”) since May 2021, where he managed an investment portfolio of strategically important investments involving a value of over RMB500 billion of Ping An Group. Before joining Ping An Group, Mr. Lu has 26 years of experience spanning the areas of corporate management, corporate transactions and portfolio management. He served as a co-president of Jinsheng Group from May 2020 to May 2021 and the president of Yoozoo Holding Group and chief financial officer of YOOZOO Games Co., Ltd. (SHE: 002174) from July 2017 to April 2020. Prior to that, he worked at PwC Shanghai from January 2002 to June 2017, having served in a number of senior management positions including as senior global partner and a lead partner and co-founder of PwC China’s Corporate Finance and M&A department. Mr. Lu received his bachelor’s degree in electronic engineering and management from Fudan University in July 1995 and obtained an executive master of business administration degree from China Europe International Business School in March 2005. Mr. Lu is a senior member of the China Appraisal Society.

Mr. Quan Long, Chairman of the Board and Chief Executive Officer of Autohome, stated, “On behalf of the Board, I would like to thank Mr. Dong Liu for his services to Autohome. We wish him the best in his future endeavors. At the same time, we warmly welcome Mr. Jun Lu to the Board and are confident that he will be a valuable addition to the Board and the Company.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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